Report regarding the addition of Bien Viet Securities Joint Stock Company as a second-tier subsidiary of Woori Finance Holdings Co., Ltd.

Woori Investment & Securities, a subsidiary of Woori Finance Holdings Co., Ltd., added Bien Viet Securities Joint Stock Company, a securities firm based in Vietnam, as its subsidiary on September 30, 2009.

Key details regarding the newly added second-tier subsidiary:

•	Name of company: Bien Viet Securities Joint Stock Company

•	Financial status (as of June 30, 2009):

Total assets (Won)	11,254,541,940	Total stockholders’ equity (Won)	9,019,778,123

Total liabilities (Won)	2,234,763,817	Capital stock (Won)	8,991,000,000

* Based on the exchange rate as of September 30, 2009 (VND = Won 0.066)

•	Purchase price: VND 125,000,000,000 (representing a 49% stake)

•	Number of all subsidiaries of Woori Finance Holdings Co., Ltd. after addition: 44

•	Date of addition as a subsidiary: September 30, 2009